Atna Resources Ltd. Reports Extensions to High Grade Mineralization at Pinson

Vancouver, B.C. (March 23, 2005): Atna Resources Ltd. (TSX:ATN) is pleased to announce final drill results from the recently completed Phase I drill program at the Pinson Gold Project in Nevada.  High-grade gold reported in the table below indicates that the Range Front and CX zones both remain open to increase in size.  The results for drill holes APRF-229A and APRF-230 were received after completion of the resource estimate reported on February 23, 2005.  A technical report supporting the resource estimate and in compliance with NI 43-101 will be filed and available to the public on www.sedar.com on or before March 25, 2005.

Results from both the CX and Range Front zones are listed in the table below:

Drill Hole	Total Depth (feet)	From (ft.)	To (ft.)	Length Feet	Length Meters	Ounce per ton Au	Grams per tonne Au
APRF-225	1,387.0	1,172.0	1,192.0	20.0	6.10	0.511	17.52
APCX-226	1,412.0	1,132.6	1,145.2	12.6	3.84	0.404	13.84
	including	1,132.6	1,137.5	4.9	1.49	0.782	26.82
APRF-227	260.0	240.0	255.0	15.0	4.57	0.334	11.45
APRF-229A	1,515.0	1,466.0	1,474.5	8.5	2.59	0.458	15.70
APRF-230	924.5	730.0	736.0	6.0	1.83	0.635	21.78
	including	734.0	736.0	2.0	0.61	1.108	37.97

David Watkins, Atna’s President and CEO said, “The results continue to confirm our highest expectations for the size and high grade nature of the deposit.  We expect to collar an adit in May to provide access for exploration and definition drilling in the Range Front, to obtain bulk samples for metallurgical testing, and to develop a mine plan”.  Atna will host a telephone conference call to discuss the Pinson project at 11:30 am P.S.T., details of which were announced in a news release dated March 21, 2005.

Drill samples are prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory.  All gold analyzes were completed by BSI Inspectorate using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance.  ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager

Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com, Website: www.atna.com